SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                          San Juan Basin Royalty Trust
                                 (Name of Issuer)

                          Units of Beneficial Interest
                          (Title of Class of Securities)

                                    798241105
                                  (Cusip Number)

                               J. Taylor Crandall
                           201 Main Street, Suite 3100
                             Fort Worth, Texas 76102
                                  (817) 390-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2000
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of Depositary Units reported herein is 15,299,700, which constitutes approximately 32.8% of the total number of Units of Beneficial Interest outstanding. All ownership percentages set forth herein assume that there are 46,608,796 Units of Beneficial Interest outstanding.

1.   Name of Reporting Person:

     Alpine Capital, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 14,934,400 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 14,934,400 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,934,400

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  32.0%


14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, Robert W. Bruce III and Algenpar, Inc.

1.   Name of Reporting Person:

     Robert W. Bruce III

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power:  -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 14,934,400 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:  -0-
Person
With
               10.  Shared Dispositive Power: 14,934,400 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,934,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  32.0%

14.  Type of Reporting Person: IN
-------------
(1) Solely in his capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     Algenpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 14,934,400 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 14,934,400 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,934,400 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  32.0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its President, J. Taylor Crandall.
(2) Solely in its capacity as one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: 14,934,400 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 14,934,400 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     14,934,400 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 32.0%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is one of two general partners of Alpine Capital, L.P.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 365,300 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 365,300 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     365,300

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.8%


14.  Type of Reporting Person: CO
------------
(1)  Power is exercised through its President, Robert M. Bass.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 365,300 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 365,300 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     365,300 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.8%


14.  Type of Reporting Person: IN

------------
(1)  Solely in his capacity as President of Keystone, Inc.

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 1, 1999, as amended by Amendment No. 1 dated April 13, 1999, as amended by Amendment No. 2 dated May 18, 1999, as amended by Amendment No. 3 dated May 25, 1999, as amended by Amendment No. 4 dated June 29, 1999, as amended by Amendment No. 5 dated August 4, 1999, as amended by Amendment No. 6 dated August 20, 1999, as amended by Amendment No. 7 dated September 8, 1999, as amended by Amendment No. 8 dated September 27, 1999, as amended by Amendment No. 9 dated October 13, 1999, as amended by Amendment No. 10 dated October 25, 1999, as amended by Amendment No. 11 dated November 5, 1999, as amended by Amendment No. 12 dated November 29, 1999, as amended by Amendment No. 13 dated December 9, 1999, as amended by Amendment No. 14 dated December 20, 1999, as amended by Amendment No. 15 dated January 13, 2000, as amended by Amendment No. 16 dated January 26, 2000 (the "Schedule 13D"), relating to the Units of Beneficial Interest (the "Units"), of San Juan Basin Royalty Trust (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the
Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     Keystone, Inc., a Texas corporation ("Keystone") and Robert M. Bass ("R. Bass") hereby join this filing because they may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by Keystone or R. Bass or the other Reporting Persons that a group exists.

     As used hereinafter, the term "Reporting Persons" shall also include reference to Keystone and R. Bass.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     KEYSTONE

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through Bass Enterprises Production Co. ["BEPCO"]), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal business address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Keystone are as follows:

                        RESIDENCE OR                 PRINCIPAL OCCUPATION
NAME                   BUSINESS ADDRESS              OR EMPLOYMENT

R.  Bass               201 Main St., Ste. 3100       President of Keystone
                       Fort Worth, Texas  76102

Crandall               2775 Sand Hill Road           Vice President and
                       Suite 220                     Chief Operating Officer
                       Menlo Park, California        of Keystone and
                        94025                        Managing Director of
                                                     Oak Hill Capital
                                                     Management, Inc.

David G. Brown         2460 Sand Hill Road           Vice President-Finance
                       Suite 300                     of Keystone
                       Menlo Park, California
                        94025

Daniel L. Doctoroff    65 E. 55th Street             Managing Director of
                       New York, NY  10022           Oak Hill Capital
                                                     Management, Inc.

Steven Gruber          65 E. 55th Street             Managing Director of
                       New York, NY  10022           Oak Hill Capital
                                                     Management, Inc.

Mark A. Wolfson        2775 Sand Hill Road           Managing Director of
                       Suite 220                     Oak Hill Capital
                       Menlo Park, California        Management, Inc.
                        94025

W. Robert Cotham       201 Main St., Ste. 2600       Vice President/
                       Fort Worth, Texas 76102       Controller of BEPCO

Gary W. Reese          201 Main St., Suite 2600      Treasurer of BEPCO
                       Fort Worth, Texas 76102

James N. Alexander     2460 Sand Hill Road           Managing Director of
                       Suite 300                     Oak Hill Capital
                       Menlo Park, California        Management, Inc.
                        94025

John R. Monsky         65 E. 55th Street             Managing Director of
                       New York, NY 10022            Oak Hill Capital
                                                     Management, Inc.

     Oak Hill Capital Management, Inc. is a Delaware corporation, the principal business of which is serving as an investment consultant to Oak Hill Capital Partners, L.P. ("Oak Hill"). Oak Hill is a Delaware limited partnership, formed to make control investments in operating companies through acquisitions, build-ups, recapitalizations, restructurings or significant minority stakes. The principal business address of Oak Hill Capital Management, Inc. is 65 E. 55th Street, New York, NY 10022.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     R. BASS

     See above.

     (d) - (f)

     No material change.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended and restated in its entirety as follows:

     The source and amount of the funds used by the Reporting Persons to purchase Units are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     Alpine          Working Capital(1)     $118,302,364.47

     R. Bruce        Not Applicable         Not Applicable

     Algenpar        Not Applicable         Not Applicable

     Crandall        Not Applicable         Not Applicable

     Keystone        Working Capital(1)     $  3,657,095.80

     R. Bass         Not Applicable         Not Applicable

     (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Units.

Item 4.   PURPOSE OF TRANSACTION.

     No material change.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 has been amended and restated in its entirety as follows:

     (a)

     ALPINE

     The aggregate number of Units that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 14,934,400, which constitutes approximately 32.0% of the outstanding Units.

     R. BRUCE

     Because of his position as one of two general partners of Alpine, R. Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,934,400 Units, which constitutes approximately 32.0% of the outstanding Units.

     ALGENPAR

     Because of its position as one of two general partners of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,934,400 Units, which constitutes approximately 32.0% of the outstanding Units.

     CRANDALL

     Because of his position as President and sole stockholder of Algenpar, one of two general partners of Alpine, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,934,400 Units, which constitutes approximately 32.0% of the outstanding Units.

     KEYSTONE

     The aggregate number of Units that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 365,300, which constitutes approximately 0.8% of the outstanding Units.

     R. BASS

     Because of his position as President of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 365,300 Units, which constitutes approximately 0.8% of the outstanding Units.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Units.

     (b)

     ALPINE

     Acting through its two general partners, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,934,400 Units.

     R. BRUCE

     As one of two general partners of Alpine, R. Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 14,934,400 Units.

     ALGENPAR

     As one of two general partners of Alpine, Algenpar has shared power to vote or to direct the vote and to dispose or to direct the disposition of 14,934,400 Units.

     CRANDALL

     As the President and sole stockholder of Algenpar, which is one of two general partners of Alpine, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 14,934,400 Units.

     KEYSTONE

     Acting through its President, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 365,300 Units.

     R. BASS

     As President of Keystone, R. Bass has sole power to vote or to direct the vote and to dispose or to direct the disposition of 365,300 Units.

     (c) Since the last 13D filing, the Reporting Persons have purchased Units in open market transactions on the New York Stock Exchange as follows:

REPORTING                     NO. OF UNITS   PRICE PER
 PERSON          DATE         PURCHASED        UNIT

Alpine         01/27/00         7,000          $9.95
Alpine         01/28/00         2,500           9.97
Alpine         01/31/00        15,000           9.90
Alpine         02/01/00         5,000           9.98
Alpine         02/02/00         7,500          10.00
Alpine         02/03/00         8,000           9.99
Alpine         02/04/00        12,500          10.05
Keystone       02/08/00       320,000          10.02
Keystone       02/09/00        20,100           9.97
Alpine         02/11/00         5,000           9.93
Alpine         02/14/00        22,300           9.90
Keystone       02/15/00        25,200           9.91
Alpine         02/16/00        20,000           9.87
Alpine         02/17/00        21,100           9.90

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Units since the last filing.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units owned by such Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     No material change.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit  99.1  --  Agreement  pursuant  to  Rule  13d-1(k)(1)(iii),   filed
herewith.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 17, 2000


                                  ALPINE CAPITAL, L.P.

                                  By: /s/ Robert W. Bruce III
                                      Robert W. Bruce III,
                                      Manager


                                  /s/ Robert W. Bruce III
                                  ROBERT W. BRUCE III


                                  ALGENPAR, INC.

                                  By: /s/ J. Taylor Crandall
                                      J. Taylor Crandall,
                                      President


                                  /s/ J. Taylor Crandall
                                  J. TAYLOR CRANDALL


                                  KEYSTONE, INC.


                                  By: /s/ W.R. Cotham
                                      W.R. Cotham,
                                      Vice President


                                 /s/ W.R. Cotham
                                 W.R. Cotham,

                                 Attorney-in-Fact for:

                                 ROBERT M. BASS (1)


(1) A Power of Attorney authorizing W.R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1    Agreement pursuant to Rule 13d-1(k)(1)(iii), filed herewith